                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                    FORM 11-K

(Mark One)

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934

For the Fiscal Year Ended December 31, 2004

                                       OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _______________ to _________________

COMMISSION FILE NUMBER 1-3187

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                      CENTERPOINT ENERGY, INC. SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            CENTERPOINT ENERGY, INC.

                              1111 LOUISIANA STREET
                              HOUSTON, TEXAS 77002

                                TABLE OF CONTENTS

Reports of Independent Registered Public Accounting Firms                                 Page 1

Financial Statements:

    Statements of Net Assets Available for Benefits, December 31, 2004
    and 2003                                                                              Page 3

    Statement of Changes in Net Assets Available for Benefits for the
    Year Ended December 31, 2004                                                          Page 4

    Notes to Financial Statements                                                         Page 5

Supplemental Schedules:

    Schedule H, line 4i-Schedule of Assets (Held at End of Year),
    December 31, 2004                                                                     Page 10

    Schedule H, line 4j-Schedule of Reportable Transactions for the Year
    Ended December 31, 2004                                                               Page 14

Pursuant to Item 4 of Form 11-K, the financial statements and schedules referred to above have been prepared in accordance with regulations of the Employee Retirement Income Security Act of 1974.

Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

CenterPoint Energy, Inc. Savings Plan

We have audited the accompanying statement of net assets available for benefits of the CenterPoint Energy, Inc. Savings Plan (Plan) as of December 31, 2004 and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules, listed in the Table of Contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MC CONNELL & JONES LLP

Houston, Texas
June 10, 2005

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

CenterPoint Energy, Inc. Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the CenterPoint Energy, Inc. Savings Plan (Plan) as of December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Houston, Texas
June 25, 2004

                      CENTERPOINT ENERGY, INC. SAVINGS PLAN

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                 DECEMBER 31,
                                      -------------------------------
                                           2004             2003
                                      --------------   --------------
ASSETS

  Investments                         $1,110,861,275   $1,141,446,153
                                      --------------   --------------

  Participant loans                       31,923,161       40,956,007
                                      --------------   --------------

  Receivables:
    Dividends and interest                 1,217,426          458,001
    Pending investment transactions          945,406                -
    Employer contributions                   714,040        9,660,718
    Participant contributions              1,338,580        1,173,093
                                      --------------   --------------
      Total receivables                    4,215,452       11,291,812
                                      --------------   --------------

        Total Assets                   1,146,999,888    1,193,693,972
                                      --------------   --------------

LIABILITIES
    Interest on ESOP loans from
    Company                                        -           12,975
    ESOP loans from Company                        -        1,344,704
    Pending investment transactions          194,246                -
    Other                                    236,684          812,812
                                      --------------   --------------

        Total Liabilities                    430,930        2,170,491
                                      --------------   --------------

NET ASSETS AVAILABLE FOR PLAN
    BENEFITS                          $1,146,568,958   $1,191,523,481
                                      ==============   ==============

                       See Notes to Financial Statements.

                      CENTERPOINT ENERGY, INC. SAVINGS PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 2004

INVESTMENT GAIN:
  Dividends                                 $  22,020,810
  Interest                                      6,169,584
  Net appreciation of investments             171,450,782
                                            -------------
    Total investment gain                                    $    199,641,176

CONTRIBUTIONS:
  Participant contributions                    46,170,363
  Employer contributions                       21,240,322
                                            -------------
    Total contributions                                            67,410,685

Administrative expenses                                            (1,224,298)

Plan to plan transfers                                           (224,724,975)

Benefit payments                                                  (86,050,017)

Interest on ESOP loans from Company                                    (7,094)
                                                             ----------------

DECREASE IN NET ASSETS AVAILABLE FOR PLAN
  BENEFITS                                                        (44,954,523)

NET ASSETS AVAILABLE FOR PLAN BENEFITS:

    BEGINNING OF PERIOD                                         1,191,523,481
                                                             ----------------

    END OF PERIOD                                            $  1,146,568,958
                                                             ================

                       See Notes to Financial Statements.

                      CENTERPOINT ENERGY, INC. SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

1.    BACKGROUND

      CenterPoint Energy, Inc. (CenterPoint Energy or the Company) is a public utility holding company, created on August 31, 2002 as part of a corporate restructuring of Reliant Energy, Incorporated (Reliant Energy). CenterPoint Energy is the successor as plan sponsor to the Reliant Energy, Incorporated Savings Plan and has subsequently changed the plan's name to the CenterPoint Energy, Inc. Savings Plan (the Plan).

      In July 2004, the Company announced its agreement to sell its majority owned subsidiary, Texas Genco Holdings, Inc. (Texas Genco), to Texas Genco LLC (formerly known as GC Power Acquisition LLC), an entity owned in equal parts by affiliates of the Blackstone Group, Hellman & Friedman LLC, Kohlberg Kravis Roberts & Co. and Texas Pacific Group. Associated with the sale agreement, the Company acquired on December 14, 2004 the outstanding common stock of Texas Genco including shares held by the Plan.

      In October 2004, the Company created a stand-alone savings plan for Plan participants impacted by the Texas Genco sale and initiated a plan-to-plan asset transfer of approximately $225 million.

2.    ACCOUNTING POLICIES

      Basis of Accounting

      The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

      Investment Valuation and Income Recognition

      The Plan recognizes net appreciation or depreciation in the fair value of its investments. Investments are reflected at fair value in the financial statements except for stable value investments that are reflected at book value (see Note 5). The fair value for securities are based on quoted market prices in an active market. Fair value for mutual and institutional funds are determined using the net asset value of each fund as of the financial statement dates. Security transactions are recorded as of the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Participant loans are valued at cost, which approximates fair value.

      Payment of Benefits

      Benefits are recorded when paid.

      Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for Plan benefits and the changes therein as well as certain disclosures. Actual results could differ from those estimates.

      Risks and Uncertainties

      The Plan provides for investments in Company common stock, various mutual funds and other investments. Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits and Participant account balances. Rates of return will vary, and returns will depend on the market value of the Plan's investments.

3.    SUMMARY OF THE PLAN

      Description of the Plan

      The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. In the case of any discrepancy between this summary and the Plan document, the Plan's provisions will control.

      General

      The Plan is a defined contribution plan covering all employees of the Company and those subsidiaries and affiliates of the Company that have adopted the Plan except (a) building trades workers under a construction industry collective bargaining agreement, (b) leased employees, (c) independent contractors or (d) non-resident aliens who receive no U.S. sourced income. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

      Contributions

      Active Participants may contribute up to 16% of eligible compensation, as defined in the Plan. Active Participants age 50 or over may contribute an additional pre-tax contribution up to a total amount of $3,000 for 2004. Participants may also contribute amounts representing rollover eligible distributions from other defined benefit or defined contribution plans, 403(b) annuity plans, 457 governmental plans or conduit Individual Retirement Accounts that have been holding a distribution from a qualified plan. Participants direct their contributions into the various eligible investment options offered by the Plan.

      In general, the employer matching contribution is 75% of the first 6% of eligible compensation that the Participant contributes into the Plan. Additional discretionary matching contributions may be made of up to 50% of the first 6% of eligible compensation that the Participant contributes to the Plan. All employer matching contributions (including the discretionary match) are fully vested at all times.

      Participants may elect to invest all or a portion of their contributions to the Plan in the Company common stock fund. In addition, Participants may elect to have dividends paid on their investment in Company common stock either reinvested in the Company stock fund or paid to them in cash, and they can transfer all or part of their investment in Company common stock fund to the other investment options offered by the Plan with the exception of the Reliant Resources and Texas Genco common stock funds.

      Contributions are subject to certain limitations.

      Investment Options

      The Plan offered the following investment funds (Funds):

      -     Company Common Stock Fund

      -     Large Company Growth Fund

      -     Large Company Value Fund

      -     International Equity Fund

      -     Balanced Fund

      -     Fixed Income Fund

      -     Stable Value Fund

      -     S&P 500 Index Fund

      -     Mid-Sized and Small Company Fund

      -     Reliant Energy (formerly Reliant Resources) Common Stock Fund

      -     Texas Genco Common Stock Fund

      Upon enrollment in the Plan, Participants may direct contributions (as permitted), in 1% increments, in any of the investment options, except for the Reliant Energy (formerly Reliant Resources) and Texas Genco Common Stock Funds which are closed to new contributions. Participants should refer to the Plan prospectus for a detailed description of each investment fund.

      As discussed in Note 1, the Company on December 14, 2004 acquired all the outstanding shares of Texas Genco common stock including shares held by the Plan. As a result of the transaction, investments of the Texas Genco Common Stock Fund were liquidated and the proceeds reinvested in accordance with Participant elections.

      Employee Stock Ownership Plan

      The Plan includes an employee stock ownership component (ESOP) that contains Company stock, a portion of which was encumbered by a loan. In connection with the ESOP, the Company was a party to an ESOP Trust Agreement between the Company and State Street Bank (Prior ESOP Trustee). The Prior ESOP Trustee purchased shares of the Company's common stock in open market transactions with funds provided by loans (Loans) from the Company. The Prior ESOP Trustee completed the purchases of shares of the Company's common stock in December 1991 after purchasing 18,762,184 shares at a cost of $350 million. At December 31, 2003, the total balance of the Loans was $1 million. The Loans bore interest at a fixed rate of 9.783% and were repaid in full during 2004. At December 31, 2003, the fair value of the ESOP Loans, including accrued interest, was $1 million.

      In March 2004, the Plan repaid all outstanding principal and interest related to the ESOP Loans and allocated the remaining Unallocated ESOP shares to Participant accounts. As a result, future employer contributions will be made in the form of cash, which will be invested in accordance with Participant elections.

      Participant Accounts

      Individual accounts are maintained for each Participant. Each Participant's account is credited with the Participant's contributions and with allocations of the Company contributions and Plan earnings. Each Participant's account is also charged with an allocation of administrative expenses. Allocations are based on Participant account balances. A Participant is entitled to their vested account balance.

      Vesting and Forfeitures

      Participants are vested immediately in all contributions plus actual earnings thereon. As a result, forfeited nonvested accounts are no longer available and were not used to reduce employer contributions during 2004.

      Participant Loans

      A Participant may borrow against their vested account balance. The maximum amount that a Participant may borrow is the lesser of (a) $50,000, reduced by the excess, if any, of the highest outstanding balance of loans to the Participant from all plans maintained by the Company or an affiliated entity during the one-year period ending on the day before the date on which such loan is made over the outstanding balance of loans from the Plan on the date on which such loan is made or (b) 50% of the value of the Participant's vested account balance under the Plan.

      The loans are to be secured by the pledge of a portion of the Participant's right, title and value of the Participant's vested account balance under the Plan as determined immediately after the loans are made. Loans may be repaid over a period of up to five years and are subject to a $25 origination fee. The minimum loan amount is $500. Interest rates are fixed at the prime rate listed in The Wall Street Journal for the first of each month in which the loan is requested plus one percent. Loan transactions are treated as a transfer to (from) the investment fund from
      (to) the Participant loans fund.

      Payment of Benefits

      Upon termination, a Participant whose account exceeds $5,000 may elect, upon written request at any time, to receive a distribution in a single lump sum payment or fixed monthly, quarterly, semi-annually or annual installments over a period of ten years or less. The Participant may have the above selected distribution option paid in the form of cash, Company or Reliant Energy (formerly Reliant Resources) common stock or in any combination.

      Generally, to the extent a Participant has not requested a distribution by the time he reaches age 70-1/2, required minimum distributions will be made consistent with the terms and conditions of the Plan and the requirements of the Internal Revenue Code of 1986, as amended (Code). Immediate lump sum distributions are made for accounts which do not exceed $5,000.

      A Participant who is under age 59-1/2 may make a withdrawal from amounts attributable to after-tax contributions and, if applicable, rollover contributions in the Plan and associated earnings. A Participant who is under age 59-1/2 and has less than five years of service who withdraws matched after-tax contributions will be suspended from Plan participation for six months.

      A Participant who is age 59-1/2 or older may make unlimited withdrawals from pre-tax contributions, after-tax contributions, vested portion of prior Plan accounts, rollover account and the associated earnings.

      Administration

      The assets of the Plan are held in trust by The Northern Trust Company (Trustee). ADP Retirement Services was the recordkeeper for the Plan through April 8, 2004. Hewitt Associates has been the recordkeeper since April 8, 2004. The Benefits Committee of CenterPoint Energy, Inc. (Committee), appointed by the Board of Directors of the Company, is the Plan administrator. The Committee retains an independent investment consultant to provide investment advice with respect to the Funds. The fees charged by the Trustee and the investment consultant are paid by the Trustee out of the Funds.

      Termination of the Plan

      Although it has not expressed any intent to do so, the Company may terminate the Plan at any time subject to the provisions of ERISA and must give written notice to the Trustee.

4.    INVESTMENTS

      The following presents investments that represent five percent or more of the Plan's net assets available for plan benefits.

                                                                              DECEMBER 31,
                                                                      ---------------------------
                                                                          2004           2003
                                                                      ------------   ------------
Company common stock, 27,565,537 and 34,749,760 shares, respectively  $311,490,568   $336,725,174
Reliant Energy (formerly Reliant Resources) common stock,
  10,070,967 and 15,277,399 shares                                     137,468,700    112,441,657
PIMCO Total Return Fund, 9,107,057 and 8,556,526  shares,
  respectively                                                          97,172,302     91,640,394
Barclays Global Investors Equity Index Fund, 5,139,414 and
  5,212,017 shares, respectively                                        87,524,213     80,056,574

      During 2004 the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Common stocks                            $136,415,649
Common or collective trusts                23,065,526
Mutual funds                               11,969,607
                                         ------------
                                         $171,450,782
                                         ============

      As detailed above, the Plan has significant holdings of Company common stock. As a result, the values of the Plan's investments may be materially impacted by the changes in fair value related to this security.

5.    STABLE VALUE FUND

      The Company has a Stable Value Fund that has investments in synthetic guaranteed investment contracts as well as short and intermediate-term fixed income investments. The contract value and fair value of the fund were $114,620,405 and $114,173,762, respectively as of December 31, 2004.
      Total interest income of the Stable Value Fund totaled $3,862,265 for the year ended December 31, 2004.

      The crediting interest rates ranged from 3.4% to 3.6% for the year ended December 31, 2004. The fund's blended rate of return was 3.5% in 2004.

      The crediting rates for synthetic contracts are reset quarterly and are based on the market value of the underlying portfolio of assets backing these contracts. Inputs used to determine the crediting rate include each contract's portfolio value, current yield to maturity, duration and market value relative to the synthetic contract's book value.

6.    TAX STATUS

      The Internal Revenue Service (IRS) has determined and informed the Company by letter dated April 2, 2001 that the Plan, as amended and restated effective April 1, 1999 and as thereafter amended, is qualified and the trust fund established is tax-exempt under the appropriate sections of the Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan sponsor's counsel believe that the Plan is designed and is currently operated in compliance with the applicable requirements of the Code.

7.    RELATED PARTY TRANSACTIONS

      During 2004, the Plan purchased and sold shares of the Company's common stock and units of short-term investment funds managed by the Trustee as temporary investments (party-in-interest transactions) as shown below:

                                                               2004
                                                           -------------
Purchases    Company common stock                          $  82,329,926
             Northern Trust collective short-term
                investment fund                              400,883,203

Sales        Company common stock                          $  73,553,646
             Texas Genco common stock                         37,934,567
             Northern Trust collective short-term
                investment fund                              399,217,250

8.    TRANSFER OF PLAN ASSETS

      During 2004, the Plan transferred $224,724,975 in plan assets related to Texas Genco Participants. The Committee believes that the asset transfer was a tax-exempt transaction under the Code.

                      CENTERPOINT ENERGY, INC. SAVINGS PLAN
                            EIN: 74-0694415 PN: 015
                               SCHEDULE H, LINE 4i
                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                DECEMBER 31, 2004

                                           (c) DESCRIPTION OF INVESTMENT INCLUDING MATURITY
        (b) IDENTITY OF ISSUE, BORROWER,       DATE, RATE OF INTEREST, COLLATERAL, PAR OR      (e) CURRENT
(a)         LESSOR OR SIMILAR PARTY                         MATURITY VALUE                        VALUE
                                           Cash                                                $    198,727

        Abbot Labs                         Common stock                                           1,161,585
        Abercrombie & Fitch Co.            Common stock class A                                     901,440
        Accenture LTD                      Common stock class A                                     407,700
        Elan Corp PLC                      ADR                                                      247,975
        Aetna Inc.                         Common stock                                             636,225
        Altria Group Inc.                  Common stock                                             745,420
        Ambac Financial Group              Common stock                                             804,874
        Amylin Pharmaceticals Inc.         Common stock                                             156,512
        Analog Devices Inc.                Common stock                                             915,616
        Aramark Corp.                      Common stock class B                                     466,576
        Avaya Inc.                         Common stock                                             247,680
        Avery Dennison Corp.               Common stock                                             299,850
        Baxter International Inc.          Common stock                                             224,510
        Beckman Coulter Inc.               Common stock                                             187,572
        Best Buy                           Common stock                                             398,114
        Bisys Group Inc.                   Common stock                                             388,220
        Boeing Co.                         Common stock                                             445,222
        Brown & Brown Inc.                 Common stock                                             274,365
        C H Robinson Worldwide Inc.        Common stock                                             177,664
        Cardinal Health Inc.               Common stock                                             546,610
        Caterpillar Inc.                   Common stock                                             316,907
        Canadian National Railway Co.      Common stock                                             312,375
 *      CenterPoint Energy Inc.            Common stock                                         311,490,568
        Cephalon Inc.                      Common stock                                             237,610
        Checkfree Corp.                    Common stock                                             974,848
        Cisco Systems Inc.                 Common stock                                           1,366,440
        Constellation Brands Inc.          Common stock class A                                   1,339,488
        Corning Inc.                       Common stock                                             543,774
        Costco Wholesale Corp.             Common stock                                             624,489
        Deere & Co.                        Common stock                                             156,240
        Dell Inc.                          Common stock                                           1,445,402
        Delphi Corp.                       Common stock                                             277,816
        DST Systems Inc.                   Common stock                                             458,656
        Ebay Inc.                          Common stock                                             209,304
        Electronic Arts                    Common stock                                             450,264
        Eli Lilly & Co.                    Common stock                                             646,950
        EMC Corp.                          Common stock                                             255,764
        Estee Lauder Cos.                  Common stock class A                                     393,622
        Fairchild Semiconductor
        International Inc.                 Common stock                                             492,678
        FHLMC                              Common stock                                           1,245,530
        First Data Corp.                   Common stock                                             476,448

                      CENTERPOINT ENERGY, INC. SAVINGS PLAN
                            EIN: 74-0694415 PN: 015
                               SCHEDULE H, LINE 4i
                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                DECEMBER 31, 2004

                                           (c) DESCRIPTION OF INVESTMENT INCLUDING MATURITY
        (b) IDENTITY OF ISSUE, BORROWER,       DATE, RATE OF INTEREST, COLLATERAL, PAR OR      (e) CURRENT
(a)         LESSOR OR SIMILAR PARTY                         MATURITY VALUE                        VALUE
        Flextronics International Ltd.     Common stock                                             345,500
        Forrest Lab Inc.                   Common stock                                             637,012
        Freescale Semiconductor            Common stock class B                                          18
        Franklin Resources Inc.            Common stock                                              90,545
        Gallagher Arthur J & Co.           Common stock                                             256,750
        General Mills Inc.                 Common stock                                             263,463
        Genzyme Corp                       Common stock                                             638,770
        Gilead Sciences Inc.               Common stock                                             503,856
        Gillette Co.                       Common stock                                           1,670,294
        Golden West Financial Corp.        Common stock                                             859,880
        Goldman Sachs Group Inc.           Common stock                                             353,736
        Graco Inc.                         Common stock                                             582,660
        Guidant Corp.                      Common stock                                              72,100
        Halliburton Co.                    Common stock                                             718,092
        Hospira Inc.                       Common  stock                                             83,750
        Indymac Bancorp Inc.               Common stock                                             434,070
        Intel Corp.                        Common stock                                             678,310
        International Business
        Machines Corp.                     Common stock                                             887,220
        Kimberly Clark Corp.               Common stock                                             513,318
        King Pharmaceuticals Inc.          Common stock                                             513,360
        KLA Tencor Corp.                   Common stock                                              23,290
        Kohls Corp.                        Common stock                                             599,874
        Liberty Media International        Common stock                                             388,332
        Inc.
        Lowes Cos.                         Common stock                                           1,065,415
        McGraw Hill Companies Inc.         Common stock                                             357,006
        McKesson Corp.                     Common stock                                             673,244
        Medco Health Solutions Inc.        Common stock                                             499,200
        Medtronic Inc.                     Common stock                                             859,291
        MGI Pharma Inc.                    Common stock                                             184,866
        Michael's Stores Inc.              Common stock                                             431,568
        Microsoft Corp.                    Common stock                                           1,826,964
        Millennium Pharmaceuticals Inc.    Common stock                                             191,496
        Motorola Inc.                      Common stock                                             655,320
        Nextel Communications Inc.         Common stock class A                                     723,000
        Noble Energy Inc.                  Common stock                                             320,632
        Omnicom Group Inc.                 Common stock                                             311,984
        Petsmart Inc.                      Common stock                                             252,263
        Pfizer Inc.                        Common stock $.11 1/9 par value                        1,425,170
        Precision Castparts Corp.          Common stock                                             269,288
        Reliant Energy, Inc.               Common stock                                         137,468,700
        Research in Motion Ltd.            Common stock                                             160,719
        Southwest Airlines Co.             Common stock                                             156,288
        Schering-Plough Corp.              Common stock                                           1,348,848
        Scientific-Atlanta Inc.            Common stock                                             145,244
        Sealed Air Corp.                   Common stock                                             261,023

                      CENTERPOINT ENERGY, INC. SAVINGS PLAN
                            EIN: 74-0694415 PN: 015
                              SCHEDULE H, LINE 4i
                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                DECEMBER 31, 2004

                                           (c) DESCRIPTION OF INVESTMENT INCLUDING MATURITY
        (b) IDENTITY OF ISSUE, BORROWER,       DATE, RATE OF INTEREST, COLLATERAL, PAR OR      (e) CURRENT
(a)         LESSOR OR SIMILAR PARTY                         MATURITY VALUE                        VALUE

        Sprint Corp.                       Common stock                                              69,580
        State Street Corp.                 Common stock                                             176,832
        Staples Inc.                       Common stock                                             360,697
        Talbots Inc.                       Common stock                                             114,366
        Tektronix Inc.                     Common stock                                             286,995
        Time Warner Inc.                   Common stock                                             318,816
        Tyco International Ltd.            Common stock                                             489,638
        Verisign Inc.                      Common stock                                             258,104
        Watson Pharmaceuticals Inc.        Common stock                                             764,473
        Wyeth                              Common stock                                             489,785
        XM Satellite Radio Holdings        Common stock class A                                     342,342
        Yahoo Inc.                         Common stock                                             859,104

                                                                                                -----------
        Total Common Stocks                                                                     498,581,364
                                                                                                -----------

        Common or Collective Trusts

        Barclays Global Investors          Barclays Global Investors  Equity Index Fund          87,524,213
        Barclays Global Investors          Barclays Global Investors Russell 1000 Growth
                                           Index Fund                                            29,742,410
        Barclays Global Investors          Barclays Global Investors Russell 1000 Value
                                           Index Fund                                            35,172,671
        Barclays Global Investors          Barclays Global Investors Russell 2000 Index Fund      9,422,458
        Capital Guardian                   Capital Guardian International (Non-U.S.) Equity      31,477,347
                                           Fund
        Capital Guardian                   Capital Guardian U.S. Small Capitalization Fund       16,671,653
        Capital Guardian                   Capital Guardian U.S. Growth Equity Fund              40,876,448
  *     Northern Trust                     Northern Trust Collective Short-term
                                           Investment Fund                                       10,626,557
        SEI                                SEI Stable Asset Fund                                 12,861,717

                                                                                                -----------
        Total Common or Collective Trusts                                                       274,375,474
                                                                                                -----------

        Mutual Funds

        ICAP                               ICAP Mutual Fund Equity Portfolio                     33,293,294
        Ishares                            Russell 1000 Growth Index Fund                         1,351,625
        Loomis Sayles                      Loomis Sayles Fixed Income Fund                       34,960,108
        PIMCO                              PIMCO Total Return Fund                               97,172,302
        Selected American Shares Fund      Selected American Shares Fund                         45,427,618
        Templeton Institutional Funds      Foreign Equity Series Prime Shares                    15,590,700
        Turner                             Turner Mid-Cap Growth Fund                             9,848,088

                                                                                                -----------
        Total Mutual Funds                                                                      237,643,735
                                                                                                -----------

                      CENTERPOINT ENERGY, INC. SAVINGS PLAN
                            EIN: 74-0694415 PN: 015
                               SCHEDULE H, LINE 4i
                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                DECEMBER 31, 2004

                                           (c) DESCRIPTION OF INVESTMENT INCLUDING MATURITY
        (b) IDENTITY OF ISSUE, BORROWER,       DATE, RATE OF INTEREST, COLLATERAL, PAR OR      (e) CURRENT
(a)         LESSOR OR SIMILAR PARTY                         MATURITY VALUE                        VALUE
        Synthetic Guaranteed
        Investment Contracts

        Dwight Asset Management            Synthetic GIC, Interest Rate 3.81% Underlying
                                           Investments                                           49,809,038
        State Street                       Synthetic GIC, Interest Rate 3.81% Wrap Contract         223,328

        Dwight Asset Management            Synthetic GIC, Interest Rate 3.97% Underlying
                                           Investments                                           49,806,294
        Transamerica                       Synthetic GIC, Interest Rate 3.97% Wrap
                                           Contract                                                 223,315
                                                                                             --------------
        Total Synthetic Guaranteed
        Investment Contracts                                                                    100,061,975
                                                                                             --------------

        Total Plan Investments                                                               $1,110,861,275
                                                                                             ==============

  *     Various Participants               Participant Loans, Interest Rate 4.0%-10.5%       $   31,923,161
                                                                                             ==============

* Party in interest

      Historical cost information (column (d)) is not presented on this schedule since the investments displayed are participant directed.

                      CENTERPOINT ENERGY, INC. SAVINGS PLAN
                            EIN: 74-0694415 PN: 015
                               SCHEDULE H, LINE 4j
                       SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2004

                                                                                                            (h) CURRENT
                                                                                  (f) EXPENSE               VALUE OF
(a) IDENTITY   (b) DESCRIPTION OF ASSET                                           INCURRED                  ASSET ON    (i) NET
OF PARTY       (INCLUDE INTEREST RATE AND     (c) PURCHASE (d) SELLING (e) LEASE  WITH         (g) COST OF  TRANSACTION GAIN OR
INVOLVED       MATURITY IN CASE OF A LOAN)     PRICE       PRICE        RENTAL    TRANSACTION  ASSET        DATE        (LOSS)
SERIES OF TRANSACTIONS
Barclays
Global         Barclays Global Investors
Investors      Equity Index Fund              $35,481,520  $         - $    -     $    -       $35,481,520  $35,481,520 $         -
Barclays
Global         Barclays Global Investors
Investors      Equity Index Fund                         -  26,026,567      -          -        25,524,484   26,026,567     502,083
Barclays
Global         Barclays Global Investors
Investors      Russell 1000 Growth Index Fund   33,354,353           -      -          -        33,354,353   33,354,353           -
Barclays
Global         Barclays Global Investors
Investors      Russell 1000 Growth Index Fund            -  30,308,476      -          -        28,673,696   30,308,476   1,634,780
CenterPoint    CenterPoint Energy, Inc.
Energy, Inc.   Common Stock *                   82,329,926           -      -          -        82,329,926   82,329,926           -
CenterPoint    CenterPoint Energy, Inc.
Energy, Inc.   Common Stock *                            -  73,553,646      -          -        86,669,723   73,553,646 (13,116,077)
Northern       Northern Trust Collective
Trust Company  Short-term Investment Fund *    400,883,203           -      -          -       400,883,203  400,883,203           -
Northern       Northern Trust Collective
Trust Company  Short-term Investment Fund *              - 399,217,250      -          -       399,217,250  399,217,250           -
Capital        Capital Guardian U.S. Growth
Guardian       Equity Fund                      42,000,000           -      -          -        42,000,000   42,000,000           -
Capital        Capital Guardian U.S. Growth
Guardian       Equity Fund                               -  42,443,072      -          -        42,000,000   42,443,072     443,072
PIMCO          PIMCO Total Return Fund          67,122,941           -      -          -        67,122,941   67,122,941           -
PIMCO          PIMCO Total Return Fund                   -  45,017,287      -          -        42,025,599   45,017,287   2,991,688
SEI            SEI Stable Asset Fund            23,566,908           -      -          -        23,566,908   23,566,908           -
SEI            SEI Stable Asset Fund                     -  47,295,879      -          -        47,295,879   47,295,879           -

* Party in interest

                                    SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                         CENTERPOINT ENERGY, INC. SAVINGS PLAN

                         By /s/ BYRON R. KELLEY
                            ----------------------------------
                            (Byron R. Kelley, Chairman of the Benefits Committee of CenterPoint Energy, Inc., Plan Administrator)

June 28, 2005

                                 EXHIBIT INDEX

23.1    CONSENT OF MC CONNELL & JONES LLP

23.2    CONSENT OF DELOITTE & TOUCHE LLP